INVEST IN **THE DRIVERS COOPERATIVE**

A ridehailing platform owned by workers, not the billionaires


RIDE

drivers.coop New York NY

Technology | B2C | Mobile Apps | Service | Transportation

Notable Investors

Shared Capital Cooperative	The Working World
Local Enterprise Assistance Fund	National Cooperative Bank
Mozilla Foundation	The Workers Lab
Mariam Assefa Fund	Cooperative Fund of the Northeast
ImpactAssets	Kachuwa Impact Fund
IOBY	NYSERDA
Emergent Fund	One Project
Lower East Side People's Federal Credit Union	Start.coop

Featured Investors

Investors include

Shared Capital Cooperative   The Working World   Local Enterprise Assistance Fund

National Cooperative Bank   Mozilla Foundation   The Workers Lab

Mariam Assefa Fund   Cooperative Fund of the Northeast   ImpactAssets

Kachuwa Impact Fund   IOBY   NYSERDA   Emergent Fund   One Project

Lower East Side People's Federal Credit Union   Start.coop   Steve Sleigh



Shared Capital Cooperative   The Working World   Local Assis...

Highlights

1.   12x growth to over $6.1 million in revenue in 2022

2.   Just launched custom-built "Co-op 2.0" rideshare app: https://drivers.coop/download

3. $30/hr living wage guarantee for drivers on paratransit contracts

4.   Over 10,000 drivers signed up so far

5.   NEW direct contracts with the MTA, largest transit agency in North America

6.   100% worker-owned

(7) Three loans paid off in full- over $250,000 paid back to investors/lenders

(8) Expanding to a second city- Denver- and then the world!

Our Team



New York City Drivers Co-Founders

Hundreds and now thousands of NYC drivers came together to launch Co-op Ride, a driver-owned ridehailing platform. Before the pandemic, drivers provided 700K+ trips per day for our fellow New Yorkers. We're excited to do it now on a platform we own.

This idea came from a group of drivers coming together and asking "Why don't we have our own app?" From there, a group of drivers, labor organizers, and tech worker allies have come together to realize the dream of drivers having their own platform.



David Alexis Driver Engagement

6+ Years Marketing & Brand Management Experience. Community organizer with deep ties in Brooklyn and Queens. Active DSA member and passionate about people power and public health. Uber/Lyft driver for 5+ years.



Erik Forman Co-Founder, Strategic Initiatives

Serial social impact founder. Aspen Institute Job Quality Fellow. 15+ years experience building unions, coops, and various other world-changing stuff. En route to a PhD at the CUNY Graduate Center. TLC-licensed driver since 2017.



Mohammad Hossen Board Member, Co-Founder

Longtime black car driver and leader in the South Asian community. Founding Board Member of The Drivers Cooperative. Elected District 24 Community Education Council Representative.



Steve Sleigh Board Member

Executive director of multi employer pension plan, 15 years in private equity, 30 years in labor movement.



Shaun Beckles Board Member



Michael Ugwu Board Member



Mariam Ouedraogo Board Member

Pitch

The Drivers Cooperative, Inc.

Social mobility through cooperative innovation.

info@drivers.coop


1


Uber
lyft
Owned by Wall Street
Deactivations w/o due process
Corporate Greed
Disrespect
25-40% platform fee
Minimum wage pay
Co-op
Ride
Owned by Drivers
Democracy
Respect
Better pay
Profit-sharing
Electric Vehicles
Just Transition

Our Story

The Drivers Cooperative is a **driver-owned rideshare platform cooperative** of over 10,000 New York City drivers launched in Spring 2021 to **upgrade job quality in the gig economy.** Here's what we have achieved so far:

12x

12x growth to **$6.1 million** in sales in our first full year of operation.

$30/hr

The first-and-only **hourly guarantee in the gig economy** with our **$30/hr Economic Security Program.** Over **$5.2 million** paid out to drivers in 2022.

MTA

Contracts with the MTA, the largest transit agency in North America, and **leading non-emergency medical transportation brokers.**

Our Platform: Co-op 2.0

We have custom-built the world's first rideshare platform designed to upgrade job quality for drivers, and enhance service quality for riders with disabilities– combining on-demand rideshare with AI-powered route optimization.

Use Cases

• Optimized for New York City's $160m prescheduled transportation and $4.8B rideshare market.

• State of the art on-demand dispatch and AI-powered vehicle routing.


Co-op
Ride

Key Features

100% custom-built, 100% driver-owned

Top-shelf rider user experience

- Cost control of key APIs through partnership with Google

Download the rider app here and give it a spin:
http://drivers.coop/download

200,000+ lines of code under the hood

aws stripe

Google Maps Platform

Where are you going?
Now
Home
Tap to set
Work
Tap to set
Airport
3 Choices
Empire State Building
20 W 34th St, New York, NY 10001
Battery Park City Ball Fields
Bronx Zoo
2300 Southern Blvd, NY 10460
Get more out of your experience

Automated calculation of guaranteed hourly living wage for drivers

Universal design - optimized for service quality for people with disabilities

First-ever rideshare app built around the GTFS-Ondemand standard for easy integration with journey planning apps

Integration with AI for routing

Problems customers face

Government agencies are looking for dependable, modern paratransit providers to comply with federal law, and to meet growing demands of an aging population.

Healthcare providers, **patients**, and **government funders** are looking for dependable, modern Non-Emergency Medical Transportation (NEMT) Providers.

Rideshare drivers and **riders** are looking for a socially-responsible option.

Our Solution: The Drivers Cooperative

We upgrade job quality in the gig economy through driver ownership of the platform, and provide a higher-quality, lower-cost service for riders.

For Riders

Steady-state pricing 5% under Uber/Lyft standard rates

No Surge Pricing

Drivers trained in providing service for people with disabilities

Reinvestment in community causes

Socially-responsible option

For Drivers

Pay 10% above Uber/Lyft on most trips.

Profit-sharing and a voice on the job.

$30/hr guarantee on paratransit contracts

Support transitioning to EVs

Access to benefits, resources, and community

How it's going

12x growth to $6.1 million in revenue in first full year of operation through:

Direct contracts and subcontracts worth millions with the **MTA**, **the largest transit agency in North America**.

Contracts with **leading NEMT brokers and providers**- MAS, Fidelis, Centrek, NYU Langone, MSK, and others.

Over **40,000 lifetime app downloads** in New York City with $0 spent on marketing, expansion to second market- Denver- slated for Q1 2024.

Market Size

Total Addressable Market (TAM) in targeted segments.





$160
million
TAM
Prescheduled
(Paratransit,
NEMT, B2B)
$4.8
Billion
TAM
NYC Rideshare

Business Model

Positive unit economics on every trip.

Prescheduled	
Average Fare	$29.16
Driver Pay	-$24.79
Co-op Commission	$4.37
Geospatial APIs	-$.11
Workers Comp	-$.80
Average Gross Profit per Trip	**$3.46**

Rideshare	
Average Fare	$20.35
Driver Pay	-$17.29
Co-op Commission	$3.06
Geospatial APIs	-$.11
Stripe Fee	-$.89
Average Gross Profit per Trip	**$2.06**

Analysis based on weighted average over 30-day period August 2023

Business Model

Undercutting the competition on price-
while beating the competition on driver pay.

Analysis of average NYC rideshare trip July 2023 (avg trip is 5.16 miles, 19.5 minutes)

Uber	
Customer Pays	$23.66
Per Miles	$1.75
Per Minute	$.75
Driver Pay	$18.45

Co-op Ride	
Customer Pays	$23.00
Per Mile	$1.70
Per Minute	$.73
Driver Pay	$19.55

Adoption Strategy

Prescheduled

Grow market-share in prescheduled by:

- Win additional contracts and RFPs for paratransit, non-emergency medical transportation, and B2B.
- Deploying our AI-based routing technology to enhance job quality and service quality.
- Intense focus on customer service for neglected market segments: people with disabilities and low-income families.

7-YEAR GOAL

- 30% market share in $160 million prescheduled transportation market in NYC.

Rideshare

Use the following strategies to gain market share in rideshare:

- Empower drivers as ambassadors through referral program
- Drive app downloads through earned media and social media
- Affiliate marketing with large organizations
- Geographic marketing in rideshare hotspots

7-YEAR GOAL

- 10% market share in the $4.8 billion rideshare market in NYC.

We can break even with just .1% market share



.1% = 1,000 daily trips × $3.46 Gross profit per prescheduled trip

665,000 Daily prescheduled and rideshare trips in NYC.

Investment Terms

Early Bird: first $600,000

- 2.5x multiple paid back from 2.5% of benchmark revenue (Co-op Commission)
- Hold until April 30, 2025.

Round II: $2,000,000

- 2x multiple paid back from 2% of benchmark revenue (Co-op Commission)
- Three-year hold.

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Investment Offer



Revenue-Based Financing Note
Debt instrument preserves worker ownership, provides risk-adjusted returns, aligns incentives.

Benchmark Revenue (Co-op commission less applicable offsets)

95.5% Benchmark Revenues

Profits

Patronage
70% to drivers
20% to staff
10% to community grants & expansion

Retained earnings

4.5% Payments to investors over time from benchmark revenues up to 2.5X original investment for round 1. 2x for round 2.

Operating Costs Staff Marketing SG&A

Summary of investment on 2% for 2x and early bird 2.5% for 2.5x revenue share terms.



% Market Share Prescheduled	10%	20%	30%
% Market Share Rideshare	1%	5%	10%



Trips per Day	8,000	35,500	69,500
Revenue per month	$573,925.77	$2,374,434.20	$4,583,803.51
Early Bird IRR	10.67%	15.41%	21.89%
Round II IRR	7.85%	8.77%	14.04%

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Q4 2020 — First paid trips funded by AOC, shuttling voters from NYCHA buildings to early voting sites

Q4 2020 — Launch of closed beta with Cooperative Home Care Associates to fine tune systems. Train 20 drivers as Peer Educators to onboard 2,500 drivers in two months through online classes

Q1 2021 — Launch of membership drive to onboard 2,500 drivers

Q2 2021 — Receive approval from Taxi and Limousine Commission to operate. Issue member shares to drivers. Launch operations, focus on building "hard side" of marketplace through B2B/B2G/B2G2C contracts.

2022-23 — Launched contracts with all three Access-a-Ride Brokers in NYC, grew 12x to over $5.9 million in sales. Won citation from NYS legislature for disability advocacy.

Q2 2023 — Launch of Co-op 2.0, 100% custom-built, driver-owned app.

Q4 2023 — As business approaches EBITDA positive, raise capital for next phase of growth through additional contracts and rideshare relaunch.

Q1 2024 — Phase 3 - "Platformize" technology and scale to additional cities through Federation.

Team

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Shaun Beckles
GENERAL MANAGER
25+ Years in operations and sales with leading telecommunications operator. NYC TLC-licensed driver since 2016 - FHV driver since 1988.
"People first…"



Cynette Wilson
FINANCE
NYC small fleet owner, TLC-licensed driver, EV pioneer. BSBA University of Illinois at Urbana-Champaign.

David Alexis
DRIVER ENGAGEMENT
6+ Years Marketing & Brand Management Experience. Community organizer with deep ties in Brooklyn and Queens. Passionate about people power and public health. Uber/Lyft driver for 5+ years.



Lee Garcia
OPERATIONS

Erik Forman
STRATEGIC INITIATIVES
co-Founder of The Drivers Cooperative. Aspen Institute Job Quality Fellow, PhD ABD in Cultural Anthropology at the CUNY Graduate Center. 2x social impact founder. 15+ years of labor organizing.







Don Vo
DESIGNER/SCRUM MASTER
Former entrepreneur with over 10 years of experience building products that scale with high-growth startups.

The Drivers Cooperative drivers.coop info@drivers.coop 17

Community

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Shared Capital Cooperative — MTA — Wefunder — ioby — ImpactAssets — Hebrew Free Loan Society — Start.coop — NYSERDA — The Workers Lab — ncb National Cooperative Bank — MAS A Driving Force in Non-Emergency Medicaid Transportation Management — Memorial Sloan Kettering Cancer Center — One Project — Cooperative Fund of the Northeast — Centrek Transportation — Fidelis Care — NYU Langone Health — mozilla — Lower East Side People's Federal Credit Union — Kachuwa Impact Fund — WES Mariam Assefa Fund — The Working World — LEAF

Community

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NYU Langone Health
Fidelis Care
Amalgamated Housing Cooperative
The Pension Boards United Church of Christ, Inc. Where Faith and Finance Intersect
Memorial Sloan Kettering Cancer Center
YAI Seeing beyond disability.
NYC Public Schools
New York Indian Council, Inc
CWE
Umoja Events
MAS A Driving Force in Non-Emergency Medicaid Transportation Management
Centrek Transportation
The Kitchen



Use of Funds

We are raising our second round to grow The Drivers Cooperative into New York City's third major rideshare platform, and the leader in paratransit and NEMT.

Use of Funds	Annual Budget
Software Engineering	$200,000
Business Development and Marketing	$500,000
Operations	$250,000
Management and Staff	$250,000
TOTAL	$1,250,000

Appendix A:

Earned media and viral social media = low acquisition costs


A Worker-Owned Cooperative Tries to Compete With Uber and Lyft
This is exciting to see! A lot of times when people challenge capitalistic structures, critics in bad faith accuse us of being "against free markets" and wanting "the government to control everything."
This is false! The contrast to a capitalist economy that exploits workers for Wall St profit that makes a tiny % of people billionaires isn't "gov controls everything," it's an economy where the WORKERS have actual power, and worker-owned businesses (aka worker co-ops) are one example of democratic socialism in a business context. Democratic workplaces - aka worker co-ops - ensure that you don't check your rights at the door of your job and also get a share of the profit
In response to exploitation by apps like Uber, drivers in NYC are forming a co-op for app driving. I'm looking forward to following this project and seeing how it grows. @thedriverscoop


A Worker-Owned Cooperative Tries to Compete With Uber and Lyft

Send message

$3 million previously raised from Regulation Crowdfunding and leading cooperative loan funds and grant funders

What we have proven:

- <$20 acquisition costs for both drivers and riders
- Ability to operate with positive unit economics
- On track to achieve profitability through B2B/G hourly transportation contracts
- Model with potential for to scale through viral growth





One Project

Changing the Narrative

"The cooperative has recruited around 2,500 drivers so far and intends to take a smaller commission than Uber or Lyft and charge riders a lower fare....allowing (drivers) to earn more money and have a say in the way the company is run"

The New York Times — A Worker-Owned Cooperative Tries to Compete with Uber and Lyft, The New York Times

"The Drivers Cooperative aims to realize a long-held dream of socially conscious New Yorkers in a hurry: a ridesharing app that you can feel good about."

In These Times — New York City Drivers Cooperative Aims to Smash Uber's Exploitation Model, In These Times

"...drivers could make more money while their passengers, particularly those in underserved communities, could end up paying less for rides."

GIZMODO — You Can Now Ditch Uber for a Driver-Owned Rideshare App in New York City, Gizmodo

"The Drivers Cooperative holds up a mirror to the rideshare industry at a crucial moment in its evolution."

CURBED — Can a Worker-Owned App Pull Drivers From Uber and Lyft? Curbed

DISABILITIES AWARENESS DAY

"The inside story of a union organizer, black car driver, and former Uber executive who came together to build a new ride-hailing platform that gives profit and control to drivers."

FAST COMPANY — How The Drivers Cooperative built a worker-owned alternative to Uber and Lyft, Fast Company

"While Lyft makes their money for Wall Street investors and Silicon Valley investors, we will be a co-operative. So any profits will go back to the drivers."

npr — New App Aims To Compete With Uber, Lyft While Giving New York Drivers A Living Wage, NPR

"The Drivers Cooperative is issuing debt to lenders who would get a limited share of future revenue while keeping company ownership in the hands of its drivers."

Bloomberg — Driver-Owned Uber Alternative Looks to Crowdfund $1 Million, Bloomberg

Inspiring hope that another economy is possible.

Competitive Analysis

Rideshare
No authentic local presence, limited interest in B2G2C, reputation problems.
Uber
lyft
Local Transportation Providers
Limited capacity, no proprietary technology, small number of drivers, unable to bid on RFPs.
The Drivers Cooperative
Transportation Brokers
Ability to bid on RFPs, but use legacy technology, have limited to no service-delivery capacity
modivcare
Technology Providers
Mostly legacy technology, have no service-delivery capacity
RIDECO
EverTransit
VIA
RouteGenie

Appendix B: Access-a-Ride



ACCESS-A-RIDE + CO-OP

Case Study: changing lives and building network effects by Modernizing Access-a-Ride.

Change is Needed



Access-A-Ride Service Suffers as Traffic, Driver Absences Mount

November 10, 2021 Jose Martinez, THE CITY

THE CITY

Riders with limited mobility who rely on broker car services experienced a 121% increase in no-shows in September, according to MTA figures — with the number of absentee drivers per 1,000 scheduled trips surging to 6.31 that month, up from 2.85 in August.

"You call them up and they just say, 'It's on the way, it's on the way." Michael Ring, 58, an Access-A-Ride customer from Brooklyn, told THE CITY ahead of an MTA hearing he testified at on Wednesday. "And it's not."



Brooklyn Daily Eagle

On-time performance for broker car service providers sunk to 70% in August — the seventh straight month of missing an 85% goal of drivers arriving no more than 15 minutes after the promised pick-up time.

160,000+ New Yorkers with disabilities and senior citizens depend on the Access-a-Ride program. The MTA spends over $500 million per year on this program and it delivers over 30,000 trips per day. **But despite the cost of the program, stakeholders are dissatisfied.**

Outdated technology and many layers of intermediation lead to…

Issues for Riders:
- Late pickups and dropoffs due to bad routing
- No-shows
- Riders must pay $2.75 MTA fare in cash

Issues for Drivers:
- High broker commissions = low pay per trip
- Outdated technology = low utilization rates & uncompetitive hourly take-home pay.

Low driver job quality leads to higher turnover rates amongst the driver workforce, which in turn degrades service quality for riders.

These are problems we can solve.

Optimized Routing

By leveraging powerful back-end APIs and AI, we are able to deliver **optimized, on-demand matching and "dynamic routing"** between riders and drivers.

We can use this technology to:

- Dynamically assign trips to the closest available driver.
- Eliminate the inefficiencies created by cancellations that leave drivers without work.
- Increase "**utilization**" of available drivers which will result in higher per-hour earnings– enhancing job quality at no cost to the customer.
- Network effects lay the groundwork for expansion into NEMT and launch into rideshare.



Driver-owned rideshare is here.
Join the movement.



drivers.coop/download